ADINO ENERGY CORPORATION

2500 CityWest Blvd, Ste 300

Houston, TX  77042

281.209.9800 office   281.436.6036 fax

December 22, 2008

Attn: Sandy Eisen

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:

Adino Energy Corporation

Form 10KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 and Amended April 22, 2008, and August 11, 2008

Supplemental Response dated December 22, 2008

Dear Ms. Eisen:

We are in receipt of your correspondence of December 15, 2008 regarding the above filings, and are submitting our response herein. Our responses below are keyed to the letter items in your letter of December 15, 2008:

1)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

2)

The note receivable of $750,000 and our note payable of $1,500,000 are both between Adino Energy and Mr. Stuart Sundlun.  As a practical matter, it has been discussed between the parties that the amounts will be offset, with Adino paying the net difference on the notes and interest to Mr. Sundlun either in cash or stock.   The note receivable is not impaired, as it practically represents a reduction of the amount that Adino will pay on the overall debt of $1,500,000 to Mr. Sundlun.

We have repeated portions of our prior answer for your reference, below, including the appropriate accounting literature references.

We have been in constant communication with the note holder with regards to his interest in our repayment of the note payable and in regards to our interest in his repayment of the note receivable.  The right of offset does not officially exist even though it has been discussed. In accordance with paragraph 7 of APB 10, we did not net the note receivable against the note payable. APB 10 7(1) states “It is a general principal of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists”. Although both parties agreed verbally that a net payment would be acceptable, no formal documentation existed of this verbal agreement.

Our position to not offset the amounts is further substantiated by paragraph 5 of FIN 39 as follows due to the lack of two of the four general criteria noted below:

•

We do not have the legal right to offset even though that is our intention.

•

Our possible offset is not enforceable by law.

In addition to the above facts, the note holder provided a separate written confirmation to our auditors during their audit of the year ended December 31, 2007 of both the note payable and note receivable balances.

The 600 units of IFL are no longer held in escrow as we purchased all 1,200 units of IFL including the escrow units for $1,500,000 which is the value of the note payable.

Since we were in a net payable position we would have never paid more than $750,000 to Mr. Sundlun without his payment of $750,000 to us. The $750,000 payable from Mr. Sundlun represents future economic benefit to us as it is a legal obligation of Mr. Sundlun’s and has been used in negations of the net settlement. Since we did not have an official legal offset as required by paragraph 5 of FIN 39 the amounts are appropriately recorded at gross. To propose for us to impair our receivable from Mr. Sundlun would mislead our shareholders since our net obligation to Mr. Sundlun is not a future economic sacrifice of $1,500,000. Prior to December 31, 2008 we intend to officially enter into a legal agreement with Mr. Sundlun and as a result the right of offset will legally exist and will be shown as a net payable of $750,000 in our form 10-K for the year ended December 31, 2008. If the receivable were impaired as of December 31, 2007 we would have a large gain during 2008 which would again be very misleading to the users of our financial statements.

Lastly, if the receivable were impaired and did not represent future economic benefit Mr. Sundlun would not have provided it as consideration in exchange for the net payable agreement.

1)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

2)

The Company’s terminal operation has two primary revenue sources:  storage and throughput revenues.  The Company has contractual agreements with our customers to provide a fixed amount of fuel storage capacity for them, monthly.  Storage is billed per barrel, per month between $.35 - $.36/barrel.  We recognize storage fee revenue in the month that the service is provided in accordance with our customer contract.  Customers are billed and pay, monthly.

The Company also has contractual throughput agreements with our customers.  Charges are to be assessed as the stored fuel passes back through “the rack”, from the storage tank to the customer’s tanker trucks.  Throughput is billed at $.252 per barrel of throughput, per month.  We recognize revenue from throughput fees in the month that the services are provided based upon fuel volume moved at contractually determined rates.  Customers are billed and pay, monthly.

We are not recognizing the throughput and storage elements as one bundled unit of accounting, but as separate contractually, derived revenue streams.  In our response dated October 23, 2008, we noted that the revenue streams were dependent upon one another.  In a sense, the storage and throughput fees could be considered “dependent” in that if a customer did not have a storage contract with us, it is unlikely that that customer would ever be billed for throughput, as there would be no fuel present to move.

There are no refund or contingent rights associated with the customers’ contractual arrangements.  For example, if a customer moved no fuel through the rack during a given month, he may not be billed for throughput, but would be billed for his contractual storage revenue.

In evaluating the criteria for revenue recognition, we reviewed Concept Statement 5 and SAB Topic 13, A (1) which states: “…revenue should not be recognized until it is realized or realizable and earned”.  Concept Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)" [footnote reference omitted]. In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

The criteria above for revenue recognition are all clearly present based upon the above detailed description of our revenue practice. Based on the above and SAB 104, we believe that a monthly revenue recognition model is appropriate since:

1.

Persuasive evidence of an arrangement exists (our contracts).

2.

Delivery has occurred or services have been rendered (storage and throughput delivered daily/monthly).

3.

The seller’s price to the buyer is fixed or determinable (per contract).

4.     Collectability is reasonably assured. (no customer bad debt).

1)

We apologize for the oversight in delivering the goodwill impairment documentation.  Please find it attached.

2)

 In assessing the accounting treatment of the lease obtained in the March 23, 2007 lawsuit settlement, the following facts were considered:  On April 1, 2007, Intercontinental Fuels, LLC, the wholly-owned subsidiary of Adino Energy Corporation entered into a lease with option to purchase with 17617 Aldine-Westfield Road, LLC. The property subject to the lease was a fuel storage terminal located at 17617 Aldine-Westfield Road, Houston, Texas, 77073 (the “terminal”). The terms of the lease were as follows:

1.

Eighteen month term beginning April 1, 2007, and ending October 1, 2008.

2.

Monthly rent of $15,000.

3.

Purchase price of $3,550,000.

FASB Statement No. 13, As Amended, Accounting For Leases 5(d) defines a bargain purchase option as:

A provision allowing the lessee, at his option, to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonably assured.

The total of the minimum lease payments over the term of the lease, including the purchase option, were less than two written offers the Company received for the purchase of the terminal; $4,450,000 (received October 27, 2006) and $5,700,000 (received September 16, 2006 consisting of cash payment of $3,700,000 and a $2,000,000 7% note).  Additionally, the Company fully intended to exercise the purchase option, such that it believed that this exercise to be reasonably assured.  Given these facts, the Company determined that the purchase option constituted a bargain purchase option. Therefore, the Company elected to classify the lease as a capital lease and account for it accordingly.

Lastly, interpretation 5-d1 of SFAS number 13 states that purchase options “start with a rebuttable presumption that fixed-price purchase options are bargains”. At the time the lease was entered into nothing came to our attention that would lead us to question that capital lease treatment was appropriate.

The terminal was appraised more recently on August 22, 2008 by CB Richard Ellis at a value of $14.7 million.

3)

The lawsuits that the Company was involved in all centered on the terminal at 17617 Aldine -Westfield Rd, Houston, Texas.  Liens had been attached to the terminal within the suits.  The all-encompassing settlement of those suits, dated March 23, 2007 resulted in the Company relinquishing title to the terminal in favor of a former business partner.  The settlement and dealing surrounding the settlement were hostile to the Company.  The Company gained the right to lease the terminal for 18 months at $15,000/month and repurchase the terminal for $3,550,000 prior to the lease termination.  The final settlement resulted in a gain to the Company of $1,480,383.

The monthly rental was not deemed to be a “bargain” or “below-market”, given similar facilities and rental rates to their operators at the time of the agreement.

According to paragraph 33 of SFAS 13, “If the lease meets one of the criteria for treatment as a capital lease (see paragraph 7), the seller-lessee shall account for the lease as a capital lease; otherwise, as an operating lease. Except as noted below, any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of the leased asset, if a capital lease, or in proportion to rental payments over the period of time the asset is expected to be used, if an operating lease. However, when the fair value of the property at the time of the transaction is less than its undepreciated cost, a loss shall be recognized immediately up to the amount of the difference between undepreciated cost and fair value. “

At the time of the settlement, the undepreciated cost of the terminal was in excess of $3,500,000.  The fair value of the terminal was in excess of that amount, based on the most recent purchase offers, (discussed in item 6, above).  Therefore, it would not have been appropriate to recognize any of the gain on sale/leaseback immediately.

Since all elements of the settlement involved notes and disagreements surrounding the terminal, the entire settlement was deemed to be a gain associated with the sale and leaseback of the facility.  Therefore, pursuant to paragraph 33 of SFAS 13, the entire amount was deferred and recognized over the life of the new lease, 18 months.

Lastly, the deferral was conservative and appropriately matches the benefit received from the terminal lease and lawsuit settlement over the term of the lease.

We acknowledge the following:

•

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.

•

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving the staff’s approval to file our amended Form 10-KSB and Form 10-Q.

Sincerely,

________________________________

Timothy G. Byrd, Sr.

Chief Executive Officer